                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K



(Mark one)

[X]               ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998


                                       OR


[ ]               TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to



                         Commission file number 1-12981




                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                            (Full title of the plan)


                                  AMETEK, INC.
                                 STATION SQUARE
                            PAOLI, PENNSYLVANIA 19301
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                         Report of Independent Auditors


The Administrative Committee
AMETEK Retirement and Savings Plan


We have audited the accompanying statements of financial condition of the AMETEK Retirement and Savings Plan as of December 31, 1998 and 1997, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the AMETEK Retirement and Savings Plan at December 31, 1998 and 1997, and the income and changes in plan equity for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                        /s/ Ernst & Young LLP



Philadelphia, Pennsylvania
June 21, 1999

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                        STATEMENT OF FINANCIAL CONDITION
                                DECEMBER 31, 1998

                                                                    FIXED
                                                                   INCOME             BALANCED             EQUITY
                                                                    FUND               FUND                 FUND
                                                                    ----               ----                 ----
ASSETS
     Investments at fair value:
        Guaranteed Income Contracts                             $ 43,828,547        $       --          $       --
        Vanguard Group of Mutual Funds                             5,678,490          11,322,082          36,275,300
        The Magellan Fund                                               --                  --            15,315,407
        Black Rock Small Capital Growth Equity Portfolio                --                  --             8,294,127
        Cash value of life insurance                                    --                  --                  --
        AMETEK, Inc. common stock                                       --                  --                  --
                                                                ----------------------------------------------------
        Total Investments                                         49,507,037          11,322,082          59,884,834
                                                                ----------------------------------------------------

     Receivables:
        Employee contributions                                       125,177              48,004             191,982
        Employer contributions                                       153,400             161,087             380,420
        Loans to participants                                           --                  --                  --
     Interfund accounts                                              178,226              24,996             178,139
                                                                ----------------------------------------------------
        Total Assets                                            $ 49,963,840        $ 11,556,169        $ 60,635,375
                                                                ====================================================

LIABILITIES AND PLAN EQUITY

     Liability for Insurance Contribution                       $       --          $       --          $       --
                                                                ----------------------------------------------------
        Total Liabilities                                               --                  --                  --
     Plan equity                                                  49,963,840          11,556,169          60,635,375
                                                                ----------------------------------------------------
        Total liabilities and plan equity                       $ 49,963,840        $ 11,556,169        $ 60,635,375
                                                                ====================================================





                                                                       COMMON
                                                  INSURANCE            STOCK                LOAN                TOTAL
                                                  CONTRACTS            FUND                ACCOUNT
                                                  ---------            ----                -------
ASSETS
     Investments at fair value:
        Guaranteed Income Contracts              $       --          $       --          $       --           $ 43,828,547
        Vanguard Group of Mutual Funds                   --                  --                  --             53,275,872
        The Magellan Fund                                --                  --                  --             15,315,407
        Black Rock Small Capital Growth
          Equity Portfolio                               --                  --                  --              8,294,127
        Cash value of life insurance                  468,399                --                  --                468,399
        AMETEK, Inc. common stock                        --             9,222,304                --              9,222,304
                                                 -------------------------------------------------------------------------
        Total Investments                             468,399           9,222,304                --            130,404,656
                                                 -------------------------------------------------------------------------
     Receivables:
        Employee contributions                          1,006              25,272                --                391,441
        Employer contributions                           --                65,601                --                760,508
        Loans to participants                            --                  --             6,652,176            6,652,176
     Interfund accounts                                  --                25,057            (406,418)                --
                                                 -------------------------------------------------------------------------
        Total Assets                             $    469,405        $  9,338,234        $  6,245,758         $138,208,781
                                                 =========================================================================

LIABILITIES AND PLAN EQUITY

     Liability for Insurance Contribution        $      2,552        $       --          $       --           $      2,552
                                                 -------------------------------------------------------------------------
        Total Liabilities                               2,552                --                  --                  2,552
     Plan equity                                      466,853           9,338,234           6,245,758          138,206,229
                                                 -------------------------------------------------------------------------
        Total liabilities and plan equity        $    469,405        $  9,338,234        $  6,245,758         $138,208,781
                                                 =========================================================================

                             See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                        STATEMENT OF FINANCIAL CONDITION
                                DECEMBER 31, 1997

                                                 FIXED                                               COMMON
                                                INCOME            EQUITY          INSURANCE          STOCK              LOAN
                                                 FUND              FUND           CONTRACTS          FUND              ACCOUNT
                                                 ----              ----           ---------          ----              -------
ASSETS
     Investments at fair value:
        Guaranteed Income Contracts          $42,813,047        $      --          $   --          $      --          $     --
        Dreyfus Money Market fund              2,459,932               --              --                 --                --
        Dreyfus Group of Equity funds               --           35,043,402            --                 --                --
        Fidelity Group of Funds                     --           15,094,957            --                 --                --
        Cash value of life insurance                --                 --           485,491               --                --
        AMETEK, Inc. common stock                   --                 --              --           10,403,097              --
        Short-term investment fund                  --                 --              --                 --                --
                                             ------------------------------------------------------------------------------------
        Total Investments                     45,272,979         50,138,359         485,491         10,403,097              --
                                             ------------------------------------------------------------------------------------
     Receivables:
        Employee contributions                   103,864            161,006            --               17,606              --
        Employer contributions                       853              2,049            --                  236              --
        Loans to participants                       --                 --              --                 --           5,774,451
     Interfund accounts                          397,428            674,739           7,671             78,162          (179,185)
                                             ------------------------------------------------------------------------------------
        Total Assets                         $45,775,124        $50,976,153        $493,162        $10,499,101        $5,595,266
                                             ====================================================================================

LIABILITIES AND PLAN EQUITY

     Liability for Insurance Contribution    $      --          $      --          $  7,671        $      --          $     --
                                             ------------------------------------------------------------------------------------
        Total Liabilities                           --                 --             7,671               --                --
     Plan equity                              45,775,124         50,976,153         485,491         10,499,101         5,595,266
                                             ------------------------------------------------------------------------------------
        Total liabilities and plan equity    $45,775,124        $50,976,153        $493,162        $10,499,101        $5,595,266
                                             ====================================================================================




                                              UNALLO-             TOTAL
                                              CATED
                                              -----
ASSETS
     Investments at fair value:
        Guaranteed Income Contracts          $    --           $ 42,813,047
        Dreyfus Money Market fund                 --              2,459,932
        Dreyfus Group of Equity funds             --             35,043,402
        Fidelity Group of Funds                   --             15,094,957
        Cash value of life insurance              --                485,491
        AMETEK, Inc. common stock                 --             10,403,097
        Short-term investment fund             978,815              978,815
                                             ------------------------------
        Total Investments                      978,815          107,278,741
                                             ------------------------------
     Receivables:
        Employee contributions                    --                282,476
        Employer contributions                    --                  3,138
        Loans to participants                     --              5,774,451
     Interfund accounts                       (978,815)                --
                                             ------------------------------
        Total Assets                         $    --           $113,338,806
                                             ==============================

LIABILITIES AND PLAN EQUITY

     Liability for Insurance Contribution    $    --           $      7,671
                                             ------------------------------
        Total Liabilities                         --                  7,671
     Plan equity                                  --            113,331,135
                                             ------------------------------
        Total liabilities and plan equity    $    --           $113,338,806
                                             ==============================

                            See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31, 1998

                                                           FIXED
                                                          INCOME            BALANCED              EQUITY           INSURANCE
                                                           FUND               FUND                 FUND            CONTRACTS
                                                           ----               ----                 ----            ---------
ADDITIONS
     Contributions:
        Employee                                       $ 3,543,575         $   916,134         $  6,136,301         $ 39,679
        Employer                                         1,351,564             519,347            2,121,900             --
        Rollovers from other plans                         905,781           1,952,904            3,318,392             --
                                                       ----------------------------------------------------------------------
            Total Contributions                          5,800,920           3,388,385           11,576,593           39,679
                                                       ----------------------------------------------------------------------
     Investment Income:
        Interest and dividends                           2,935,484             974,202            3,092,705           24,507
        Net realized and unrealized gain (loss)
             on investments                                  1,038            (579,906)           6,458,799             --
                                                       ----------------------------------------------------------------------
            Total Investment Income (Loss)               2,936,522             394,296            9,551,504           24,507
                                                       ----------------------------------------------------------------------
            Total Contributions and

                                                       ----------------------------------------------------------------------
               Investment Income (Loss)                  8,737,442           3,782,681           21,128,097           64,186
                                                       ----------------------------------------------------------------------
DEDUCTIONS
     Withdrawals and terminations                       (3,953,577)           (368,712)          (3,508,169)         (35,036)
     Insurance premiums and commissions - net                 --                  --                   --            (39,679)
     Net interfund transfers                              (595,149)          8,142,200           (7,960,706)          (8,109)
                                                       ----------------------------------------------------------------------
            Total Deductions                            (4,548,726)          7,773,488          (11,468,875)         (82,824)
                                                       ----------------------------------------------------------------------
Increase (decrease)  in plan equity                      4,188,716          11,556,169            9,659,222          (18,638)

Plan equity at beginning of year                        45,775,124                --             50,976,153          485,491
                                                       ----------------------------------------------------------------------
Plan equity at end of year                             $49,963,840         $11,556,169         $ 60,635,375         $466,853
                                                       ======================================================================



                                                        COMMON
                                                        STOCK              LOAN                  TOTAL
                                                        FUND              ACCOUNT
                                                        ----              -------
ADDITIONS
     Contributions:
        Employee                                      $   777,496         $     --           $ 11,413,185
        Employer                                          321,061               --              4,313,872
        Rollovers from other plans                        409,830               --              6,586,907

                                                      ---------------------------------------------------
            Total Contributions                         1,508,387               --             22,313,964
                                                      ---------------------------------------------------
     Investment Income:
        Interest and dividends                             83,179            398,298            7,508,375
        Net realized and unrealized gain (loss)
             on investments                            (1,933,882)              --              3,946,049
                                                      ---------------------------------------------------
            Total Investment Income (Loss)             (1,850,703)           398,298           11,454,424
                                                      ---------------------------------------------------
            Total Contributions and
                                                      ---------------------------------------------------
               Investment Income (Loss)                  (342,316)           398,298           33,768,388
                                                      ---------------------------------------------------
DEDUCTIONS
     Withdrawals and terminations                        (572,522)          (415,599)          (8,853,615)
     Insurance premiums and commissions - net                --                 --                (39,679)
     Net interfund transfers                             (246,029)           667,793                 --
                                                      ---------------------------------------------------
            Total Deductions                             (818,551)           252,194           (8,893,294)
                                                      ---------------------------------------------------
Increase (decrease)  in plan equity                    (1,160,867)           650,492           24,875,094

Plan equity at beginning of year                       10,499,101          5,595,266          113,331,135
                                                      ---------------------------------------------------
Plan equity at end of year                            $ 9,338,234         $6,245,758         $138,206,229
                                                      ===================================================

                             See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31, 1997

                                                       FIXED                                           COMMON
                                                      INCOME           EQUITY         INSURANCE         STOCK             LOAN
                                                       FUND             FUND          CONTRACTS         FUND             ACCOUNT
                                                       ----             ----          ---------         ----             -------
ADDITIONS
     Contributions:
        Employee                                $   3,771,002    $   5,690,400    $      50,836    $     630,954    $        --
        Employer                                      648,740        1,488,319             --            170,474             --
        Rollovers from other plans                    315,292          938,076             --            116,817             --
                                                -------------    -------------    -------------    -------------    -------------
            Total Contributions                     4,735,034        8,116,795           50,836          918,245             --
                                                -------------    -------------    -------------    -------------    -------------
     Investment Income:
        Interest and dividends                      2,606,907        6,022,655           31,360          123,277          395,542
        Net realized and unrealized gain
             on investments                              --          1,266,125             --          3,383,739             --
                                                -------------    -------------    -------------    -------------    -------------
            Total Investment Income                 2,606,907        7,288,780           31,360        3,507,016          395,542
                                                -------------    -------------    -------------    -------------    -------------
        Total Contributions and
            Investment Income                       7,341,941       15,405,575           82,196        4,425,261          395,542
                                                -------------    -------------    -------------    -------------    -------------

DEDUCTIONS
     Withdrawals and terminations                  (8,597,350)      (7,617,996)         (59,648)      (1,776,895)        (384,948)
     Insurance premiums and commissions - net            --               --            (50,836)            --               --
     Net interfund transfers                       (1,359,117)       1,006,225          (33,497)        (121,676)         508,065
                                                -------------    -------------    -------------    -------------    -------------
            Total Deductions                       (9,956,467)      (6,611,771)        (143,981)      (1,898,571)         123,117
                                                -------------    -------------    -------------    -------------    -------------
Increase (decrease)  in plan equity                (2,614,526)       8,793,804          (61,785)       2,526,690          518,659

Plan equity at beginning of year                   48,389,650       42,182,349          547,276        7,972,411        5,076,607
                                                -------------    -------------    -------------    -------------    -------------
Plan equity at end of year                      $  45,775,124    $  50,976,153    $     485,491    $  10,499,101    $   5,595,266
                                                =============    =============    =============    =============    =============



                                                       TOTAL
                                                       -----
ADDITIONS
     Contributions:
        Employee                                  $  10,143,192
        Employer                                      2,307,533
        Rollovers from other plans                    1,370,185
                                                  -------------
            Total Contributions                      13,820,910
                                                  -------------
     Investment Income:
        Interest and dividends                        9,179,741
        Net realized and unrealized gain
             on investments                           4,649,864
                                                  -------------
            Total Investment Income                  13,829,605
                                                  -------------
        Total Contributions and
            Investment Income                        27,650,515
                                                  -------------

DEDUCTIONS
     Withdrawals and terminations                   (18,436,837)
     Insurance premiums and commissions - net           (50,836)
     Net interfund transfers                               --
                                                  -------------
            Total Deductions                        (18,487,673)
                                                  -------------
Increase (decrease)  in plan equity                   9,162,842

Plan equity at beginning of year                    104,168,293
                                                  -------------
Plan equity at end of year                        $ 113,331,135
                                                  =============


                             See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31, 1996

-------------------------------------------------------------------------------------------------------------------------
                                                       FIXED                                                 COMMON
                                                      INCOME             EQUITY            INSURANCE          STOCK
                                                       FUND               FUND             CONTRACTS           FUND
-------------------------------------------------------------------------------------------------------------------------
ADDITIONS
     Contributions:
        Employee                                  $   3,941,766      $   4,954,393      $      55,881      $     587,983
        Employer                                        853,492          1,253,379               --              162,736
        Rollovers from other plans                      171,114            425,524               --               35,121
                                                  -------------      -------------      -------------      -------------
            Total Contributions                       4,966,372          6,633,296             55,881            785,840
                                                  -------------      -------------      -------------      -------------

     Investment Income:
        Interest and dividends                        2,690,795          4,771,630             47,337             84,663
        Net realized and unrealized gain
             on investments                                --              547,232               --            1,269,129
                                                  -------------      -------------      -------------      -------------
            Total Investment Income                   2,690,795          5,318,862             47,337          1,353,792
                                                  -------------      -------------      -------------      -------------
        Total Contributions and
            Investment Income                         7,657,167         11,952,158            103,218          2,139,632
                                                  -------------      -------------      -------------      -------------

DEDUCTIONS
     Withdrawals and terminations                    (5,026,095)        (2,405,627)           (28,295)          (429,992)
     Insurance premiums and commissions - net              --                 --              (55,881)              --
     Net interfund transfers                           (303,051)           582,071            (51,294)          (490,674)
                                                  -------------      -------------      -------------      -------------
            Total Deductions                         (5,329,146)        (1,823,556)          (135,470)          (920,666)
                                                  -------------      -------------      -------------      -------------

Increase (decrease)  in plan equity                   2,328,021         10,128,602            (32,252)         1,218,966

Plan equity at beginning of year                     46,061,629         32,053,747            579,528          6,753,445
                                                  -------------      -------------      -------------      -------------
Plan equity at end of year                        $  48,389,650      $  42,182,349      $     547,276      $   7,972,411
                                                  =============      =============      =============      =============

-------------------------------------------------------------------------------------

                                                           LOAN             TOTAL
                                                         ACCOUNT
-------------------------------------------------------------------------------------
ADDITIONS
     Contributions:
        Employee                                     $        --        $   9,540,023
        Employer                                              --            2,269,607
        Rollovers from other plans                            --              631,759
                                                     -------------      -------------
            Total Contributions                               --           12,441,389
                                                     -------------      -------------

     Investment Income:
        Interest and dividends                             311,449          7,905,874
        Net realized and unrealized gain
             on investments                                   --            1,816,361
                                                     -------------      -------------
            Total Investment Income                        311,449          9,722,235
                                                     -------------      -------------
        Total Contributions and
            Investment Income                              311,449         22,163,624
                                                     -------------      -------------

DEDUCTIONS
     Withdrawals and terminations                         (159,123)        (8,049,132)
     Insurance premiums and commissions - net                 --              (55,881)
     Net interfund transfers                               262,948               --
                                                     -------------      -------------
            Total Deductions                               103,825         (8,105,013)
                                                     -------------      -------------

Increase (decrease)  in plan equity                        415,274         14,058,611

Plan equity at beginning of year                         4,661,333         90,109,682
                                                     -------------      -------------
Plan equity at end of year                           $   5,076,607      $ 104,168,293
                                                     =============      =============


                             See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


1.   DESCRIPTION OF THE PLAN

The following brief description of the AMETEK Retirement and Savings Plan ("the Plan") (formerly the AMETEK Savings and Investment Plan, see below) provides only summarized information. Participants should refer to the full Summary Plan Description for more complete information.

The Plan is a tax-deferred 401(k) defined contribution savings plan, with a separate retirement feature described below, which provides eligible employees of AMETEK, Inc. ("AMETEK", or "the Company"), and certain of its subsidiaries, an opportunity to invest up to 14% of their compensation in one or a combination of investment programs (described in Note 3). Participants are fully vested at all times in their contributions to the Plan and are vested in Company contributions after three years of service, or upon death, attainment of age 65 or early, normal or disability retirement. Forfeited Company contributions, which are insignificant in amount, are used to reduce current-year Company contributions. If a participant terminates employment with the Company for any reason, he or she may receive a distribution following termination of employment or may elect to commence distributions at, or after age 55, but no later than age 70 1/2. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw the vested amount of his or her account balance. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. The Plan also allows participants to borrow funds from their accounts, subject to a charge for administrative fees (beginning in 1998), and other certain limitations, and such amounts are reflected in a loan account receivable until repaid by the participant (see Note 4).

The Plan provides for Company contributions equal to 33 1/3% of the first 6% of compensation contributed by each participant, to a maximum annual contribution of $1,200 per participant. Matching Company contributions are credited to participants' accounts at the same time their contributed compensation is invested.

Effective January 1, 1997, the Plan was amended and restated to incorporate a retirement feature into the Plan to benefit eligible salaried and hourly employees hired by AMETEK after December 31, 1996. Commencing with the January 1, 1997 effective date, AMETEK makes contributions to the Plan on behalf of such employees equal to a specified percentage of their compensation earned based upon each participant's age and years of service, up to predetermined limits. Employee contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature are the same as for the savings feature under the Plan. However, retirement feature contributions become fully vested after five years of service, and loans and withdrawals are not permitted. As a result of this amendment, the Plan was renamed the AMETEK Retirement and Savings Plan, effective January 1, 1998.

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), and applicable labor agreements. In the event of termination, each participant will receive the value of his or her separate account. Participants' collective accounts are represented by the Plan's equity as shown in the accompanying financial statements.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of financial statements

The accompanying financial statements have been prepared on the accrual basis of accounting, except for the non-accrual of a liability for amounts owed to former participants, which are reflected in plan equity in accordance with generally accepted accounting principles (see Note 9). Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Investment valuation

Investments in equity securities are carried at market value based upon closing market quotes on the last business day of the Plan year. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. Life Insurance Contracts are carried at the cash surrender value of such policies at year-end.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments in Guaranteed Income Contracts (GICs), all of which are considered benefit-responsive, are reported at contract value, which approximates fair value. Fully benefit-responsive investment contracts are contracts that transfer financial risk of principal and interest to a responsible third party, and provide for participant-initiated transactions without conditions, limitations or restrictions. All other investment contracts are reported at fair value.

3.   INVESTMENT PROGRAMS

Effective April 30, 1998, the Vanguard Fiduciary Trust Company became the Trustee of the Plan. Previously, Mellon Trust Company was the Trustee. In connection with the change in trustee, certain previous investment options of the Equity Fund and the Fixed Income Fund were replaced, primarily with mutual funds of the Vanguard Group, and several new investment options were added.

Each participant may have his or her accounts invested (up to certain specified limits) in one or a combination of the following investment programs as of December 31, 1998:

(a)  The Fixed Income Fund:

     The Fixed Income Fund is a retirement savings trust which invests in a diversified portfolio of Guaranteed Investment Contracts ("GICs") issued by insurance companies and other financial institutions. Contributions to the retirement savings trust and proceeds from its GIC maturities are invested entirely in the Vanguard Stable Value Market Fund, which invests in a more diversified GIC portfolio. The Fixed Income Fund also holds investments in two additional Vanguard funds: a Bond Market Index Fund and a Prime Money Market Fund. Investments of the Fixed Income Fund (carried at fair value) are shown in the table below:

                                                                                     Balance
                                                                                 at December 31,
                                                                        -------------------------------
                                                                            1998                1997
                                                                            ----                ----
         GICs (1)                                                       $43,828,547         $42,813,047
         Other:
           Money Market Mutual Fund                                       4,478,679           2,459,932
           Vanguard Total Bond Market Index Fund (cost $1,200,197)        1,199,811                   -
                                                                        -----------         -----------
                                                                          5,678,490           2,459,932
                                                                        -----------         -----------
         Total Fixed Income Fund investments                            $49,507,037         $45,272,979
                                                                        ===========         ===========

         (1) Includes synthetic investment contracts in which a financially responsible third party pays a contract rate of interest on the underlying investments, and provides for full payment of principal upon participant-directed withdrawals from the Trust. Also includes a short-term investment account utilized for withdrawals, transfers, and future GIC purchases.

     Income on the GICs is earned based on interest rates ranging from 5.4% to approximately 6.8% for each of the years ended December 31, 1998 and 1997. Variable-rate contracts are reset quarterly, but will not fall below zero. Contracts with fixed rates of interest through maturity ranged between 5.9% and 6.2% for each of the Plan years ended December 31,1998 and 1997. The weighted average crediting interest rate for GICs was approximately 6.2% for 1998 and 6.5% for 1997. The average yield for all investments within the Fixed Income Fund was 6.2% and 5.6% for the Plan years ended December 31, 1998 and 1997, net of investment expenses.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


3.   INVESTMENT PROGRAMS (continued)

(b)  The Balanced Fund:

     The Balanced Fund was established in 1998 in connection with the April 30, 1998 change in Trustee. Participants investing in the Balanced Fund have two alternatives to allocating their accounts:

         Vanguard LifeStrategy Growth Funds - Participants may select among three growth strategies (Conservative Growth, Moderate Growth, and Aggressive Growth), each with corresponding levels of asset allocations and investment risks. Each portfolio invests in various mutual funds within the Vanguard Group with fund objectives meeting the overall strategy chosen by the participant.

         Vanguard Wellington Fund - This fund invests in dividend-paying large and mid-capitalization stocks of well-established companies, as well as bonds. The fund seeks income and long-term capital appreciation, with an average blend of assets of 65% in stocks and 35% in bonds.

     During 1998, in connection with the change in Trustee noted above, approximately $6.9 million was transferred from the Plan's former Equity Fund investment in the Fidelity Puritan Fund to the Vanguard Wellington Fund.

     At December 31, 1998, the investments of the Balanced Fund consisted of the following:

                                                         Number of                       Market
                                                           Shares        Cost             Value
                                                           ------        ----             -----
Vanguard LifeStrategy Growth Funds                        148,450       $2,485,929      $2,556,962
Vanguard Wellington Fund                                  298,641        9,385,066       8,765,120
                                                          -------      -----------     -----------
   Total Balanced Fund                                    447,091      $11,870,995     $11,322,082
                                                          =======      ===========     ===========

(c)   The Equity Fund:

Concurrent with the April 30, 1998 change in Trustee, the Dreyfus Group of equity mutual funds were replaced with mutual funds primarily with the Vanguard Group of Equity Funds, consisting of the Vanguard Windsor II Fund, the Vanguard PRIMECAP Fund, the Vanguard International Growth Fund, and the Vanguard 500 Index Fund. The Small Cap Growth Equity Portfolio of the BlackRock Group of mutual funds replaced the Dreyfus New Leaders Fund. Similar to the Dreyfus funds, the Vanguard funds and the BlackRock fund seek long-term capital appreciation. In addition, Equity Fund participants may continue to invest in the Fidelity Magellan Fund, which is also a broadly diversified mutual fund investing in wide ranges of worldwide stocks and other types of investments.

All of the mutual funds mentioned above use various investment techniques, including foreign exchange and derivatives transactions, though generally these funds carry significant limitations as to the use of such techniques. Shares in each fund are purchased at the net asset value of the respective funds and no direct commissions, fees or other charges are assessed against the accounts in these funds.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


3.   INVESTMENT PROGRAMS (continued)

At December 31, 1998 and 1997, the investments of the Equity Fund consisted of the following:

                                                     1998                                            1997
                                       ---------------------------------------       -----------------------------------------
                                         Number                         Market         Number                           Market
                                       of Shares         Cost            Value        of Shares       Cost              Value
                                       ---------         ----            -----        ---------       ----              ------
Vanguard Group of Equity Funds:
   Vanguard Windsor II Fund               644,282     $20,691,742     $19,231,819              --     $        --     $        --
   Vanguard PRIMECAP Fund                 192,610       8,489,009       9,179,795              --              --              --
   Vanguard Int'l Growth Fund             264,766       4,941,840       4,969,664              --              --              --
   Vanguard 500 Index Fund                 25,397       2,670,071       2,894,022              --              --              --
                                      -----------     -----------     -----------     -----------     -----------     -----------
      Total Vanguard Funds              1,127,055      36,792,662      36,275,300              --              --              --
                                      -----------     -----------     -----------     -----------     -----------     -----------

Fidelity Equity Funds:
   The Magellan Fund                      126,762      13,944,094      15,315,407          92,870       8,230,214       9,012,645
   The Puritan Fund                            --              --              --         313,631       5,518,266       6,082,312
                                      -----------     -----------     -----------     -----------     -----------     -----------
      Total Fidelity Funds                126,762      13,944,094      15,315,407         406,501      13,748,480      15,094,957
                                      -----------     -----------     -----------     -----------     -----------     -----------

Black Rock Small Cap. Fund                383,455       8,302,277       8,294,127              --              --              --
                                      -----------     -----------     -----------     -----------     -----------     -----------

Dreyfus Group of Equity Funds:
   The Dreyfus Fund Inc.                       --              --              --       1,538,548      17,797,922      15,280,063
   Dreyfus Premier Value Fund                  --              --              --         287,033       6,232,481       5,954,012
   Dreyfus New Leaders Fund, Inc.              --              --              --         208,196       8,488,034       9,315,137
   Dreyfus Premier Int'l Growth                --              --              --         316,875       4,980,404       4,494,190
                                      -----------     -----------     -----------     -----------     -----------     -----------
      Total Dreyfus Funds                      --              --              --       2,350,652      37,498,841      35,043,402
                                      -----------     -----------     -----------     -----------     -----------     -----------

       Total Equity Fund                1,637,272     $59,039,033     $59,884,834       2,757,153     $51,247,321     $50,138,359
                                      ===========     ===========     ===========     ===========     ===========     ===========


(d)      Insurance Contracts:

         Employee contributions are presently used to maintain previously purchased life insurance policies underwritten by First Colony Life Insurance Company of Lynchburg, Virginia. Commissions paid on Insurance Contracts are charged directly against the participants' insurance accounts. This fund continues to be closed to new participants.

(e)      The Common Stock Fund:

         At December 31, 1998 and 1997, the assets of the Common Stock Fund were invested in AMETEK, Inc. common stock, which consisted of 413,325 shares (cost $7,153,025) and 429,371 shares (cost $6,121,258)
         respectively. Shares of AMETEK, Inc. common stock may be purchased by the Trustee on the open market, directly from AMETEK, or from other stockholders. Brokerage commissions paid are charged against the accounts invested in this Fund.

         On August 1, 1997, AMETEK completed the merger of its Water Filtration Business with Culligan Water Technologies, Inc. ("Culligan"), in which Culligan issued to shareholders of AMETEK, Inc. .105 shares of its common stock for every share of AMETEK common stock held on that date. On the closing date, the Common Stock Fund received 38,167 shares of Culligan common stock. The Culligan stock received was immediately sold and the proceeds were reinvested in additional shares of AMETEK common stock on behalf of the Fund's participants. As of the closing date, account balances of employees of the Water Filtration Business were transferred to the Culligan savings plan. The amount transferred totaled approximately $6 million, and is included in withdrawals and terminations in the 1997 financial statements.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


3.   INVESTMENT PROGRAMS (continued)

A participant may change his or her contribution percentage election to any fund effective as of the first day of each calendar quarter. In addition, the plan provides for participant-directed investing, whereby participants may change their investment selection within or between investment programs or specific investment funds in which their contributions are invested at any time, subject to certain limitations. The Plan also permits a participant, at any time, to completely discontinue contributions on a prospective basis.

There were approximately 5,100 participants in the Plan at December 31, 1998. Participants generally invest in more than one fund.

4.   LOAN ACCOUNTS RECEIVABLE

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have up to two outstanding loans at any time, the sum of which may not exceed the maximum. Repayment terms of the loan are generally limited to no longer than 60 months from inception. The loans are secured by the balance in the participant's account, and bear interest at rates established by the Plan's administrative committee, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 1998 ranged between 7% and 10%.

5.  NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

The components of the net realized gains and losses and the change in the net unrealized gain and loss on equity investments, which are included in investment income, are as follows:


                                                                 Year Ended December 31,
                                                       --------------------------------------------
                                                              1998             1997            1996
                                                              ----             ----            ----
         Fixed Income Fund
         Realized gains                                $     1,424      $      --       $      --
         Change in net unrealized (loss)                      (386)            --              --
                                                       -----------
         Total Fixed Income Fund                             1,038             --              --
                                                       -----------

         Balanced Fund
         Realized (losses)                                 (30,993)            --              --
         Change in net unrealized (loss)                  (548,913)            --              --
                                                       -----------
         Total Balanced Fund                              (579,906)            --              --
                                                       -----------

         Equity Fund
         Realized gains (losses)                         4,504,036        1,097,092         (57,741)
         Change in net unrealized gains                  1,954,763          169,033         604,973
                                                       -----------      -----------     -----------
         Total Equity Fund                               6,458,799        1,266,125         547,232
                                                       -----------      -----------     -----------

         Common Stock Fund
         Realized gain                                     278,678        1,569,797         353,068
         Change in net unrealized (loss) gain           (2,212,560)       1,813,942         916,061
                                                       -----------      -----------     -----------
         Total Common Stock Fund                        (1,933,882)       3,383,739       1,269,129
                                                       -----------      -----------     -----------

         Total net realized and unrealized gain
             included in investment income             $ 3,946,049      $ 4,649,864     $ 1,816,361
                                                       ===========      ===========     ===========

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


5.  NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS  (continued)

The net unrealized gain (loss) on investments included in the Plan's equity is as follows:


                                                                                             Common
                                        Fixed Income        Balanced         Equity           Stock
                                            Fund              Fund            Fund            Fund             Total
                                            ----              ----            ----            ----             -----
         Balance December 31, 1995     $      --        $      --        $(1,882,968)     $ 1,551,836      $  (331,132)
         Change for the year 1996             --               --            604,973          916,061        1,521,034
                                       -----------      -----------      -----------      -----------      -----------
         Balance December 31, 1996            --               --         (1,277,995)       2,467,897        1,189,902
         Change for the year 1997             --               --            169,033        1,813,942        1,982,975
                                       -----------      -----------      -----------      -----------      -----------
         Balance December 31, 1997            --               --         (1,108,962)       4,281,839        3,172,877
         Change for the year 1998             (386)        (548,913)       1,954,763       (2,212,560)        (807,096)
                                       -----------      -----------      -----------      -----------      -----------
         Balance December 31, 1998     $      (386)     $  (548,913)     $   845,801      $ 2,069,279      $ 2,365,781
                                       ===========      ===========      ===========      ===========      ===========

6.  YEAR 2000 ISSUE (unaudited)

The Administrative Committee of the Plan (the "Committee") has taken steps in order to ensure that the Plan's information systems are prepared to process dates in the year 2000. The steps being taken address internal systems at AMETEK that are being remediated with computer software and hardware that must be modified or replaced to function properly in the year 2000. This phase of the project has been substantially completed as of mid-year 1999. Costs associated with modifying software and equipment are not significant and are being funded by AMETEK.

The Committee has also established communications with third party service providers to determine that they have developed plans to address their own year 2000 issues as they relate to the Plan's operations. All major third party service providers have indicated that their internal systems are essentially year 2000 compliant as of mid-1999, but they intend to monitor their compliance with year 2000 standards through the remainder of 1999. If further modifications of data processing systems of the Plan's service providers are needed and are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. The Committee has not developed a contingency plan because they are confident that all systems will be year 2000 ready. In the event service provider systems are not year 2000 ready when required, the Committee will adopt a contingency plan which would include possible use of alternative providers.

7.  FEDERAL INCOME TAX STATUS

The Company has received a determination letter from the Internal Revenue Service that the Plan qualifies under Section 401 of the Internal Revenue Code, and is, therefore, exempt from federal income tax. Continued qualification of the Plan is subject to the maintenance of its present form, or a new Internal Revenue Service determination.

Under the Plan, contributions will not be taxed to the employee until a distribution from the Plan is made. However, participants who have invested in insurance contracts are subject to ordinary income tax annually on the premiums paid for the life insurance coverage.

8.  EXPENSES

The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. For the Plan years ended December 31, 1998, 1997 and 1996, the Company elected to pay such expenses directly.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


9.      DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of Plan equity at December 31, 1998 and 1997, presented in the financial statements in accordance with generally accepted accounting principles, and the reduction for amounts owed to former participants upon withdrawals and terminations from the Plan for the years ended December 31, 1998, 1997 and 1996 compared to the amounts reported on Form 5500. Amounts owed to former participants are reported on the Form 5500 for benefit claims that have been processed but not paid at year-end. Such amounts are not recorded as liabilities under generally accepted accounting principles.


                                                       Fixed
                                                      Income           Balanced             Equity           Insurance
                                                       Fund              Fund                Fund            Contracts
                                                       ----              ----                ----            ---------
Plan Equity
     December 31, 1998:
          Plan equity reported in the
             financial statements                 $  49,963,840      $  11,556,169      $  60,635,375      $     466,853
          Amounts owed to former
             participants                              (589,744)          (103,511)          (569,870)              --
                                                  -------------      -------------      -------------      -------------
          Plan equity (net assets)
             reported on Form 5500                $  49,374,096      $  11,452,658      $  60,065,505      $     466,853
                                                  =============      =============      =============      =============
Plan Equity
     December 31, 1997:
          Plan equity reported in the
             financial statements                 $  45,775,124      $        --        $  50,976,153      $     485,491
          Amounts owed to former
             participants                              (150,574)              --             (747,004)              --
                                                  -------------      -------------      -------------      -------------
          Plan equity (net assets)
             reported on Form 5500                $  45,624,550      $        --        $  50,229,149      $     485,491
                                                  =============      =============      =============      =============
Withdrawals and Terminations
Year ended December 31, 1998:
     Withdrawals and terminations
     reported in the financial
     statements                                   $   3,953,577      $     368,712      $   3,508,169      $      35,036
     Add:  Amounts owed to
        former participants at
        December 31,1998                                589,744            103,511            569,870               --
     Less:  Amounts owed to
        former participants at
        December 31, 1997                              (150,574)              --             (747,004)              --
                                                  -------------      -------------      -------------      -------------
     Payments to provide benefits
      reported on Form 5500                       $   4,392,747      $     472,223      $   3,331,035      $      35,036
                                                  =============      =============      =============      =============

                                                       Common
                                                        Stock             Loan
                                                        Fund            Account             Total
                                                        ----            -------             -----
Plan Equity
     December 31, 1998:
          Plan equity reported in the
             financial statements                  $   9,338,234      $   6,245,758      $ 138,206,229
          Amounts owed to former
             participants                                (47,513)           (85,324)        (1,395,962)
                                                   -------------      -------------      -------------
          Plan equity (net assets)
             reported on Form 5500                 $   9,290,721      $   6,160,434      $ 136,810,267
                                                   =============      =============      =============
Plan Equity
     December 31, 1997:
          Plan equity reported in the
             financial statements                  $  10,499,101      $   5,595,266      $ 113,331,135
          Amounts owed to former
             participants                                (71,204)           (14,383)          (983,165)
                                                   -------------      -------------      -------------
          Plan equity (net assets)
             reported on Form 5500                 $  10,427,897      $   5,580,883      $ 112,347,970
                                                   =============      =============      =============
Withdrawals and Terminations
Year ended December 31, 1998:
     Withdrawals and terminations
     reported in the financial
     statements                                    $     572,522      $     415,599      $   8,853,615
     Add:  Amounts owed to
        former participants at
        December 31,1998                                  47,513             85,324          1,395,962
     Less:  Amounts owed to
        former participants at
        December 31, 1997                                (71,204)           (14,383)          (983,165)
                                                   -------------      -------------      -------------
     Payments to provide benefits
      reported on Form 5500                        $     548,831      $     486,540      $   9,266,412
                                                   =============      =============      =============

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


9.      DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (continued)


                                         Fixed                                         Common
                                        Income          Equity        Insurance         Stock            Loan
                                         Fund            Fund         Contracts          Fund           Account        Total
                                         ----            ----         ---------          ----           -------        -----
Year ended December 31, 1997:
     Withdrawals and terminations
     reported in the financial
     statements                     $  8,597,350    $  7,617,996    $     59,648    $  1,776,895    $    384,948    $ 18,436,837
     Add:  Amounts owed to
        former participants at
        December 31,1997                 150,574         747,004            --            71,204          14,383         983,165
     Less:  Amounts owed to
        former participants at
        December 31, 1996             (1,160,916)       (761,203)           (737)       (158,150)        (29,651)     (2,110,657)
                                    ------------    ------------    ------------    ------------    ------------    ------------
     Payments to provide benefits
        reported on Form 5500       $  7,587,008    $  7,603,797    $     58,911    $  1,689,949    $    369,680    $ 17,309,345
                                    ============    ============    ============    ============    ============    ============

Year ended December 31, 1996:
     Withdrawals and terminations
     reported in the financial
     statements                     $  5,026,095    $  2,405,627    $     28,295    $    429,992    $    159,123    $  8,049,132

     Add:  Amounts owed to
        former participants at
        December 31, 1996              1,160,916         761,203             737         158,150          29,651       2,110,657
     Less:  Amount owed to
        former participants at
        December 31, 1995               (930,186)       (321,064)           --           (21,546)        (12,368)     (1,285,164)
                                    ------------    ------------    ------------    ------------    ------------    ------------
     Payments to provide benefits
     reported on Form 5500          $  5,256,825    $  2,845,766    $     29,032    $    566,596    $    176,406    $  8,874,625
                                    ============    ============    ============    ============    ============    ============

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                   THE AMETEK RETIREMENT
                                                      AND SAVINGS PLAN
                                                       (Name of Plan)


Dated:  June 24, 1999              By:  /s/ John J. Molinelli
                                        ---------------------------------------
                                            John J. Molinelli, Member,
                                            Administrative Committee

                     THE AMETEK RETIREMENT AND SAVINGS PLAN

                                  EXHIBIT INDEX


Exhibit Number             Description

       23                  Consent of Independent Auditors dated June 24, 1999